Mail Stop 3720


									April 5, 2006
Via U.S. Mail and Fax (714-385-8199)
Mr. Richard Izumi
Chief Financial Officer
PPOL Inc.
1 City Boulevard West, Suite 820
Orange, CA 92868

	Re:	PPOL Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed September 1, 2005

		Form 10-Q for Quarter Ended December 31, 2005
		Filed March 23, 2006

		File No. 0-50065

Dear Mr. Izumi:

      We have reviewed your supplemental response letter dated
March
23, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 8,
2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year ended March 31, 2005

Note 1. Organization and Summary of Significant Accounting
Policies

Restricted Cash and Advances Received - Cube, page F-8

1. Please refer to prior comment 4.   Tell us in more detail your
legal obligation to the distributors for the cash advance that they directly submit to Kamome Benefit Club. Also, tell us why it is appropriate to recognize the cash advance received by Kamome Benefit
Club on your balance sheet and classify it as restricted cash.

2. Please tell us the terms of your contractual arrangement with Kamome Benefit Club.

3. We understand that you receive commissions from the vendors for the products and services sold to your distributors through the Kamome Benefit Club. Please provide the revenue recognition policy for this arrangement in future filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Year Ended March 31, 2005 Compared to Year Ended March 31, 2004

Cost of Sales, page 24

4. Please refer to prior comment 2. Tell us in more detail the nature and terms of the insurance products you sell to your new members including your arrangements with independent third party vendors. Tell us the amount of the 2005, 2004 and 2003 revenues from these products. Also, please address the following:

* Tell us the revenue recognition policy for the insurance products and if applicable, your consideration of EITF 99-19. We note that the insurance premiums are paid to independent third party vendors and you also receive commissions.

* Tell us why it is appropriate to accrue 1/12th of the refund. Since you have no prior experience on the claim rates, tell us why the total amount subject to the refund is not accrued at the time of the sale. Also, confirm to us that the total amount subject to the refund does not exceed your commission related to the insurance product sold. If not, tell us how you account for the refund in excess of the commission.

Form 10-Q for the period ended December 31, 2005

Note 2. Related Party Transactions, page 10

5. We note that the seller owns 51.32% of you through its majority ownership interest in Foster Strategic Management Partnership. Please tell us your consideration of paragraph 11 of FAS 141 in concluding that it is appropriate to account for this acquisition under the purchase method.

6. Please identify the independent valuation firm or delete this reference. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation.
Revise to comply with this comment in future filings.


*    *    *    *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review.
Please
file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.


							Sincerely,

						 	/s/ Kyle Moffatt for

							Larry Spirgel
							Assistant Director


Mr. Richard Izumi
PPOL Inc.
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE